EX-99.B(d)gsimafee

                  EXHIBIT A TO INVESTMENT MANAGEMENT AGREEMENT


                     UNITED GOVERNMENT SECURITIES FUND, INC.

                                  FEE SCHEDULE

A cash fee computed each day on net asset value for the Fund at the annual rates listed below:

Net Assets                                      Fee
----------                                      ---
Up to $500 million                              0.50% of net assets

Over $500 million and up to $1 billion          0.45% of net assets

Over $1 billion and up to $1.5 billion          0.40% of net assets

Over $1.5 billion                               0.35% of net assets


























As Amended and Effective June 30, 1999.